SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Increases 2017 Guidance

São Paulo, November 9, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces an increase in its guidance for the full year 2017.  The revision is based on 3Q17 financial results and the air traffic figures for 9M17, improved operating and financial performance, and the Company’s commitment to capacity discipline.

GOL believes it has matched the Company’s supply of seats with demand for its air transportation services, as indicated by GOL’s consistently high load factors.  The 2017 revised guidance (table below) reflects the continuity of this strategy.

Financial Outlook (IFRS)	Full year 2017 Previous	Full year 2017 Updated
Average operating fleet	115	115
Variation in supply (ASK)	0% to -2%	+/- 0.5%
Variation in total seats	-3% to -5%	+/- 2%
Variation in volume of departures	-3% to -5%	+/- 4%
Average load factor	77% to 79%	+/- 79%
Net Revenues (billion)	+/- R$10	+/- R$10.3
Non-fuel CASK (R$ cents)	+/- 14	+/- 13.7
Aircraft rent (billion)	+/- R$1	+/- R$1
EBITDA margin	12% to 14%	+/-14%
Operating (EBIT) margin	7% to 9%	+/- 9%
Fully-diluted shares outstanding (million)	347.2	347.7
Earnings per share – fully diluted[1]	R$0.38 to R$0.52	R$0.80 a R$0.90
Fully-diluted ADS outstanding (million)	69.4	69.5
Earnings per ADS – fully diluted[1]	US$0.57 to US$0.78	US$1.25 a US$1.40
Net Debt/EBITDA[2]	+/- 4.2x	+/- 3.4x

(1) After participation of minority interest. (2) Net Debt excluding perpetual bonds.

The Company’s guidance for the full year 2017 is: a variation in ASK of approximately 0.5%, a variation in total seats of 2% and an average load factor of 79%. Full-year CASK ex-fuel is expected to be around R$13.70 cents. GOL expects EBITDA margin near 14%, operating margin of approximately 9%, earnings per share of R$0.80 to R$0.90 and earnings per ADS between R$1.25 and R$1.40. The Company's leverage (Net Debt/EBITDA) is expected to be around 3.4x.

GOL believes that its leadership in rational capacity and yield management, combined with its lowest cost operations and a highest quality passenger service, will enable the Company to increase its competitive advantages and effectively manage passenger demand.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Increases 2017 Guidance

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 63 destinations, 52 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,200 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 12 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 16 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice, we disclose so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and EBITDAR”. Our management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.